J.M. Walker & Associates

Attorneys At Law

7841 South Garfield Way

Centennial, CO 80122

303-850-7637 telephone

jmwalker85@earthlink.net

303-482-2731 facsimile

November 8, 2011

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Peer Review Mediation and Arbitration, Inc.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010

Filed August 4, 2011

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended June 30, 2011

Filed August 23, 2011

File No. 333-154898

Dear Sir or Madam:

On behalf of the above corporation, I hereby confirm that the registrant intends to respond within ten days to the Commission’s comment letter dated September 27, 2011.

Please do not hesitate to contact me if you require further information or documentation regarding the enclosed.

Very truly yours,

J. M. Walker & Associates

/s/Jody M. Walker

Jody M. Walker

Attorney At Law